May 16, 2011

Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:	Vitesse Semiconductor Corporation

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed December 1, 2010

File No. 000-19654

Dear Mr. Vaughn:

The responses of Vitesse Semiconductor Corporation (“Vitesse” or “the Company”) to the Staff’s letter dated April 18, 2011 are listed below.  Our responses correspond to the numbering in the Staff’s letter.

Form 10-K for the Fiscal year Ended September 30, 2010

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 60

1.               Please review future filings to provide the quantitative disclosures regarding market risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Response.  The Company undertakes to review its financial instruments and, if required by Item 305, provide in future filings the quantitative disclosures regarding market risk required by Item 305 of Regulation S-K.

Note 1.  The Company and Its Significant Accounting Policies, page 67

2.               We note your disclosures on page 55-56 within MD&A related to the $21.5 million gain on the sale of a portion of your Storage Products business to Maxim Integrated Products, Inc.  We note from your 2008 Form 10-K that you determined the value of the goodwill attributable to the business sold based on the relative sales price of the business sold to the estimated fair market value of the company at the time the sale commenced.  Please provide us with the calculation of your goodwill allocated to discontinued operations for this sale and a discussion of the basis of your allocation methodology.  Further, tell us how you determined the fair value of the company.

Response.  The Company calculated the goodwill attributable to the business sold in accordance with paragraphs 350-20-35-51 thru 57 of the FASB Accounting Standards Codification which requires that when a company sells a portion of a reporting unit which constitutes a business the goodwill associated with the business must be included in the carrying amount.  Further, the amount of the goodwill included in the carrying amount should be based on the relative fair value of the business  sold as compared to the portion of the business retained.

Outstanding shares	223,555,580
Estimated fair value per share at August 2007	$2.00
Estimated value of Company	$447,111,160
Sales price of division	62,845,000
Estimated fair value of business retained	$384,266,160

Relative fair value:
Storage products division	14%
Remaining business	86%

Carrying value of goodwill	$222,722,000
Allocation of goodwill to SPD	31,305,334
Goodwill remaining	$191,416,666

The Company considered various factors to estimate fair market value per share.  At the time of the sale, the Company’s stock price was $1.08 per share.  The Company believed that this understated the Company’s fair market value per share at the time because the Company had been delisted from NASDAQ, was unable to issue financial statements and was thinly traded.  The Company analyzed the earnings multiples of its closest competitors from  the time of the Company’s delisting and used the results of the analysis to estimate the impact the delisting had on the Company’s share price.  This resulted in the Company’s estimate of a fair market value of $2.00 per share which was in line with the Company’s price per share prior to its delisting as well as the trends in its competitors’ shares prices.   The Company believes its estimate was a reasonable approximation of the Company’s fair market value based on the information available at that time of the sale.

Note 8.  Significant Customers, Concentration of Credit Risk and Geographic Information, page 88

3.               We note your disclosure here that you have one “reportable operating segment.”  Please tell us if you have more than one operating segment that you have aggregated together to create one reportable segment.  If so, discuss how you have considered the guidance in paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Response.  The Company has only one operating segment in accordance with the guidance in paragraph 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification.  The Company does not aggregate more than one operating segment to create one “reportable operating segment.”

4.               We note your disclosure on page 36 regarding your business product lines.  You state that you classify product revenues into three markets: Carrier Networking, Enterprise Networking, and Non-Core.  Please revise future filings to provide the disclosures required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

Response.  The Company has reviewed its disclosure in relation to paragraph 280-10-50-40 and believes it has complied with the disclosure requirement. Specifically, the FASB Accounting Standards Codification requires that a public entity report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.   The product lines we report reflect different customer markets into which the Company’s products are sold but do not necessarily mean there are different products in each product line.  The Company’s products are sold into more than one market, in particular the Carrier Networking and Enterprise Networking markets.

5.               We note your disclosure of revenues by geographic area.  Specifically, we see that you have grouped each of the USA, Canada, and Mexico together.  In accordance with paragraph 280-10-50-41 of the FASB Accounting Standards Codification, please revise future filings to separately present revenues from external customers attributed to your country of domicile.

Response.  In our quarterly report on Form 10-Q filed with the Commission on May 5, 2011, the Company separately presented revenues from external customers attributed to the United States in accordance with paragraph 280-10-50-41 of the FASB Accounting Standards Codification.  The Company will continue to separately present revenues attributed to the United States in future filings.

Item 9A. Controls and Procedures, page 94

Management’s Report on Internal Control over Financial Reporting, page 94

6.               Please revise your future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K.

Response.  The Company will revise future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K, as follows:

“The Company’s independent registered public accounting firm, BDO USA, LLP, has issued an audit report on the Company’s internal control over financial reporting.  The report on the audit of internal control over financial reporting appears on page (xx) of this Form 10-K.”

The Company hereby acknowledges that:

•                                                          Vitesse is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                                          Vitesse may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (805) 389-7185 or (805) 388-7565 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Richard C. Yonker

Richard C. Yonker

Chief Financial Officer